VEON Ltd. and VEON Holdings B.V. VEON’s proposed Scheme approved by 97.59% of Scheme Creditors present and voting at Scheme Meeting Amsterdam, Netherlands, 24 January 2023 12:00 CET: VEON Ltd. (NASDAQ, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, and its subsidiary, VEON Holdings B.V. (the "Company"), are pleased to announce that, further to the announcement dated 21 December 2022, the Scheme was overwhelmingly approved by Scheme Creditors at the Scheme Meeting held today. Of the Scheme Creditors present and voting at the meeting, 97.59 per cent. by value and 94.79 per cent. by number voted in favour of the Scheme (with the requisite statutory majority – being a majority in number, representing at least 75 per cent. in value, of those present and voting – voting in favour). The Scheme Sanction Hearing is anticipated to take place in London on 30 January 2023. Further details, including the precise time and location of the Scheme Sanction Hearing, are expected to be provided on the Business and Property Courts Rolls Building Cause List (which can be accessed via the following link: https://www.gov.uk/government/publications/business-and-property-courts- rolls-building-cause-list/business-and-property-courts-of-england-and-wales- cause-list#insolvency--companies-court-list-chancery-division) on the day before the Scheme Sanction Hearing. If the Scheme is sanctioned by the Court at the Scheme Sanction Hearing, and the other specified conditions to the Scheme are satisfied, the Scheme will then become effective. The Company will issue an announcement providing further information regarding the time and location of the Scheme Sanction Hearing in due course. Capitalised terms used but not defined in this announcement have the meaning given to them in the Explanatory Statement issued by the Company on 21 December 2022, as amended on 11 January 2023. About VEON VEON is a global digital operator that currently provides converged connectivity and online services to over 200 million customers in seven dynamic markets. We are transforming people’s lives, empowering individuals, creating opportunities for greater digital inclusion and driving economic growth across countries that are home to more than 8% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com.

Important Notice This release is for informational purposes only and shall not constitute a prospectus or an offer to sell or the solicitation of an offer to buy securities in the United States or any other jurisdiction, nor shall there be any offer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws. This press release is not a prospectus for the purposes of Regulation (EU) 2017/1129. This communication or information contained herein is not an offer, or an invitation to make offers, to sell, exchange or otherwise transfer securities in the Russian Federation to or for the benefit of any Russian person or entity and does not constitute an advertisement or offering of securities in the Russian Federation within the meaning of Russian securities laws. Elements of this press release contain or may contain “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, the anticipated date of the Scheme Sanction Hearing. Forward looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments. Any steps taken in respect of the Scheme and in connection with the Amendments must be in compliance with all applicable sanctions laws and regulations, including the sanctions laws and regulations administered by the European Union, the United Kingdom and the United States, and including securing any necessary licences and approvals from competent sanctions authorities. Contact Information VEON Group Director Investor Relations Nik Kershaw bonds@veon.com